UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, March 17, 2015

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

By Messenger

Re: Disclosure of Convocation of Regular Shareholders Meeting

Dear Commissioner:

As provided in Articles 9 and 10 of the Securities Market Law and in General Rule #30, under due authorization, please be advised that at an Extraordinary Meeting held March 17th, 2015, the Board of Directors of LATAM Airlines Group S.A. (hereinafter the “Company”) resolved to convene a Regular Shareholders Meeting at 10:00 a.m. on April 28, 2015 at Marina de las Condes, Best Western Premier Hotel, located at 5727 Alonso de Córdova Avenue, Las Condes, Santiago, Chile, to discuss the following matters:

a)	approval of the annual report, balance sheet and financial statements of the Company for the fiscal year ending December 31, 2014;

b)	election of the members of the Company’s Board of Directors;

c)	the compensation to be paid to the Company’s Board of Directors;

d)	the compensation to be paid to the Company’s Audit Committee;

e)	the appointment of the external auditing firm and risk rating agencies for the Company; and the reports on the matters indicated in Section XVI of Companies Law 18,046;

f)	information on the cost of processing, printing and sending the information indicated in Circular 1816 of the Securities and Insurance Commission;

g)	designation of the newspaper in which the Company will make publications; and

h)	other matters of corporate interest within the purview of a Regular Shareholders Meeting of the Company.

Very sincerely yours,

Cristián Toro

General Counsel

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM